MAIL STOP 3561


								November 4, 2005



Jonathan J. Ledecky
President
Endeavor Acquisition Corp.
180 Madison Avenue, Suite 2305
New York, New York 10016


RE:	Endeavor Acquisition Corp.
	Amendment 1 to Registration Statement on Form S-1
	Filed October 26, 2005
      File No. 333-128440

Dear Mr. Ledecky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Use of Proceeds, page 18
1. We reissue prior comment 11 in our letter dated October 20, 2005.
Please clarify, in footnote 1, the amount of offering expenses already paid from the funds received from Mr. Ledecky and Mr. Watson and the total amount to be reimbursed to each of them from proceeds not placed in trust.
Management, page 35
2. We partially reissue prior comment 20 in our letter dated
October
20, 2005. Please disclose whether the blank check companies that your officers are involved in are registered under the federal securities acts.
Principal Stockholders, page 41
3. We note your response to our prior comment 22 in our letter dated
October 20, 2005. Please represent that no "warrant bids or purchases" pursuant to the warrant purchase agreement will occur until 60 calendar days following the end of the restricted period for the unit distribution. See In re Key Hospitality Acquisition Corporation No-Action Letter.

Certain Transactions, page 43
4. We note your response to our prior comment 23 in our letter dated
October 20, 2005 in that the act of incorporation under Delaware law is purely ministerial and may be accomplished by any natural person.
Jeff Gallant and/or Graubard Miller are also the counsel for the registrant and in light of the fact that there have been numerous registration statements filed by Graubard Miller that are structured very similarly, if not almost identically, it appears to the staff that Graubard Miller takes an active role in structuring the transactions and organizing the company. Please provide details on how the deal was put together and disclose the information required by Item 404(d) of Regulation S-B regarding Graubard Miller as promoters.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to H. Yuna Peng at (202) 551-3391, or Donald Rinehart, who supervised the review of your filing, at
(202) 551-3235.

      Sincerely,



John Reynolds
Assistant Director

cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881
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David Alan Miller
Endeavor Acquisition Corp.
November 4, 2005
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